ATCO
GROUP

Corporate Office

07028072

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

November 8, 2007

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 15 2007
WASH. D.C. 186 SECTION

PROCESSED
NOV 20 2007
THOMSON FINANCIAL

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed November 02, 2007 for symbol CU.X
- Corporation's Form 1, filed November 02, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed November 02, 2007 for symbol CU.PR.B
- Corporation's Amendment Form filed November 07, 2007 for Symbol CU
- Insider Report, filed November 07, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

dlw 11/19

Encl.

ATCO 60 years 2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	43,806,584	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-5,000		
Issued & Outstanding Closing Balance :	43,801,584		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2007	Conversion (General)	-5,000
Totals		-5,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/02/2007
Last Updated:	11/02/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	10/01/2007 - 10/31/2007

Summary

Issued & Outstanding Opening Balance :	81,637,086	As at :	10/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-3,000		
Issued & Outstanding Closing Balance :	81,634,086		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
10/31/2007	Conversion (General)	5,000
10/31/2007	Issuer Bid	-8,000
Totals		-3,000

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	11/07/2007
Last Updated:	11/07/2007

Insider transaction detail - View details for insider with remarks

2007-11-07 12:34 ET

Transactions sorted by : **Insider**
Insider company name : **canadian utilities (*Starts with*)**
Filing date range : **November 7, 2007 - November 7, 2007**

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1073162	2007-10-30	2007-11-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	50.5800	4,000					
	General remarks:	NCIB										
1073164	2007-10-30	2007-11-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0					
	General remarks:	NCIB										
1073165	2007-10-31	2007-11-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	52.3700	4,000					
	General remarks:	NCIB										
1073166	2007-10-31	2007-11-07	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0					
	General remarks:	NCIB										

END